Term sheet

To prospectus dated November 14, 2011,

prospectus supplement dated November 14, 2011,

product supplement no. 22-I dated January 13, 2012 and

underlying supplement no. 1-I dated November 14, 2011

Term sheet to Product Supplement No. 22-I Registration Statement No. 333-177923 Dated May 21, 2012; Rule 433

$ Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF due June 28, 2013

General

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The notes are designed for investors who seek a fixed return of 22.50%, and who anticipate that the closing price of one share of the iShares® MSCI Brazil Index Fund and the closing price of one share of the Market Vectors Gold Miners ETF will not be less than the applicable Starting Underlying Level by more than 40% on any day during the Monitoring Period. Investors should be willing to forgo interest and dividend payments and, if the closing price of one share of either the iShares® MSCI Brazil Index Fund or the Market Vectors Gold Miners ETF is less than the applicable Starting Underlying Level by more than 40% on any day during the Monitoring Period, be willing to lose some or all of their principal at maturity, as described below. Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.

—	Unsecured and unsubordinated obligations of JPMorgan Chase & Co. maturing June 28, 2013*
—	The notes are not linked to a basket composed of the Underlyings. The payment at maturity is linked to the performance of each of the Underlyings individually, as described below.
—	Minimum denominations of $1,000 and integral multiples thereof
—	The notes are expected to price on or about May 23, 2012 and are expected to settle on or about May 29, 2012.

Key Terms

Underlyings:	The iShares® MSCI Brazil Index Fund (Bloomberg ticker symbol “EWZ”) and the Market Vectors Gold Miners ETF (Bloomberg ticker symbol “GDX”) (each, an “Underlying,” and collectively, the “Underlyings”)
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the closing price of one share of either Underlying is less than the Starting Underlying Level of that Underlying by more than the applicable Buffer Amount.
Buffer Amount:	With respect to each Underlying, an amount that represents 40.00% of the Starting Underlying Level of that Underlying, subject to adjustments
Payment at Maturity:

If a Knock-Out Event has not occurred, you will receive at maturity a cash payment per $1,000 principal amount note that provides you with a return on your investment equal to the Digital Return. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Digital Return)

If a Knock-Out Event has occurred and the Ending Underlying Level of each Underlying is greater than or equal to the Starting Underlying Level of that Underlying, you will receive the principal amount of your notes at maturity.

If a Knock-Out Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of that Underlying, you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Underlying Return)

If a Knock-Out Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of that Underlying, you will lose some or all of your principal amount at maturity.

Digital Return:	22.50%, which reflects the maximum return on the notes. Accordingly, the actual maximum payment at maturity per $1,000 principal amount note is $1,225.
Monitoring Period:	The period from but excluding the pricing date to and including the Observation Date
Underlying Return:	Ending Underlying Level – Starting Underlying Level Starting Underlying Level
Starting Underlying Level:	With respect to each Underlying, the closing price of one share of that Underlying on the pricing date divided by the Share Adjustment Factor for that Underlying.
Ending Underlying Level:	With respect to each Underlying, the closing price of one share of that Underlying on the Observation Date
Share Adjustment Factor:	With respect to each Underlying, 1.0 on the pricing date and subject to adjustments under certain circumstances. See “General Terms of Notes — Anti-Dilution Adjustments” in the accompanying product supplement no. 22-I for further information about these adjustments.
Lesser Performing Underlying:	The Underlying with the Lesser Performing Underlying Return
Lesser Performing Underlying Return:	The lower of the Underlying Return of the iShares® MSCI Brazil Index Fund and the Underlying Return of the Market Vectors Gold Miners ETF
Observation Date*:	June 25, 2013
Maturity Date*:	June 28, 2013
CUSIP:	48125VYU8
*	Subject to postponement as described under “Description of Notes — Payment at Maturity” and “Description of Notes — Postponement of a Determination Date” in the accompanying product supplement no. 22-I

Investing in the Knock-Out Digital Notes involves a number of risks. See “Risk Factors” beginning on page PS-9 of the accompanying product supplement no. 22-I, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement 1-I and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Us
Per note	$	$	$
Total	$	$	$
(1)	The price to the public includes the estimated cost of hedging our obligations under the notes through one or more of our affiliates.
(2)	If the notes priced today, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Chase & Co., would receive a commission of approximately $17.40 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $6.50 per $1,000 principal amount note. This commission includes the projected profits that our affiliates expect to realize, some of which may be allowed to other unaffiliated dealers, for assuming risks inherent in hedging our obligations under the notes. The actual commission received by JPMS may be more or less than $17.40 and will depend on market conditions on the pricing date. In no event will the commission received by JPMS, which includes concessions and other amounts that may be allowed to other dealers, exceed $25.00 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” beginning on page PS-44 of the accompanying product supplement no. 22-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

May 21, 2012

Recent Developments

One credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. We disclosed that the Chief Investment Office’s synthetic credit portfolio has proven to be riskier, more volatile and less effective as an economic hedge than we had previously believed. We are currently repositioning the portfolio in conjunction with our assessment of our overall credit exposure; as this repositioning is being effected in a manner designed to maximize economic value, we may hold certain of our current synthetic credit positions for the longer term and, accordingly, the net income in our Corporate segment will likely be more volatile in future periods than it has been in the past. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See our quarterly report on Form 10-Q for the quarter ended March 31, 2012; “Risk Factors — Risk Management — JPMorgan Chase’s framework for managing risks may not be effective in mitigating risk and loss to the Firm” in our annual report on Form 10-K for the year ended December 31, 2011; and “Selected Risk Considerations — Credit Risk of JPMorgan Chase & Co.” in this term sheet for further discussion.

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. 22-I, underlying supplement no. 1-I and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 22-I dated January 13, 2012 and underlying supplement no. 1-I dated November 14, 2011. This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 22-I and “Risk Factors” in the accompanying underlying supplement no. 1-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

—	Product supplement no. 22-I dated January 13, 2012:

http://www.sec.gov/Archives/edgar/data/19617/000089109212000248/e46913_424b2.pdf

—	Underlying supplement no. 1-I dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

—	Prospectus supplement dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

—	Prospectus dated November 14, 2011:

http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the “Company,” “we,” “us” and “our” refer to JPMorgan Chase & Co.

Supplemental Terms of the Notes

For purposes of the accompanying product supplement no. 22-I, the High Digital Return is equal to the Digital Return, and the Low Digital Return is equal to 0%.

Selected Purchase Considerations

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FIXED AND CAPPED APPRECIATION POTENTIAL — If a Knock-Out Event has not occurred, you will receive a fixed and capped return equal to the Digital Return of 22.50% at maturity, which also reflects the maximum return on the notes at maturity. Accordingly, the maximum payment at maturity is $1,225 per $1,000 principal amount note. Because the notes are our unsecured and unsubordinated obligations, payment of any amount on the notes is subject to our ability to pay our obligations as they become due.

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-1

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POTENTIAL FOR A RETURN BASED ON THE DIGITAL RETURN EVEN IF THE LESSER PERFORMING UNDERLYING RETURN IS NEGATIVE — The Buffer Amount for each Underlying is set at 40% of the applicable Starting Underlying Level. Accordingly, at maturity you will receive a payment of $1,225 per $1,000 principal amount note even if the closing price of one share of either Underlying on any day during the Monitoring Period is less than the applicable Starting Underlying Level by up to 40%. If, however, the closing price of one share of either Underlying on any day during the Monitoring Period is less than the applicable Starting Underlying Level by more than 40%, your payment at maturity will not reflect the Digital Return, and you could lose some or all of your principal amount.

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EXPOSURE TO EACH OF THE UNDERLYINGS — The return on the notes is linked to the Lesser Performing Underlying, which will be either the iShares® MSCI Brazil Index Fund or the Market Vectors Gold Miners ETF.

The iShares® MSCI Brazil Index Fund is an exchange-traded fund of iShares, Inc., which is a registered investment company that consists of numerous separate investment portfolios. The iShares® MSCI Brazil Index Fund trades on NYSE Arca, Inc. (the “NYSE Arca”) under the ticker symbol “EWZ.” The iShares® MSCI Brazil Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in the Brazilian equity market, as measured by the MSCI Brazil Index, which we refer to as the “Underlying Index” with respect to the iShares® MSCI Brazil Index Fund. The MSCI Brazil Index is an equity benchmark for Brazilian stock performance, and is designed to measure equity market performance in Brazil.

The Market Vectors Gold Miners ETF is an exchange-traded fund managed by Van Eck Associates Corporation, the investment adviser to the Market Vectors Gold Miners ETF. The Market Vectors Gold Miners ETF trades on NYSE Arca under the ticker symbol “GDX.” The Market Vectors Gold Miners ETF seeks to replicate as closely as possible, before fees and expenses, the price and yield performance of the NYSE Arca Gold Miners Index, which we refer to as the “Underlying Index” with respect to the Market Vectors Gold Miners ETF. The NYSE Arca Gold Miners Index is a modified market capitalization weighted index primarily comprised of publicly traded companies involved in the mining of gold. The NYSE Arca Gold Miners Index includes common stocks and ADRs of selected companies that are involved in mining for gold and silver and that are listed for trading on the New York Stock Exchange or the NYSE Amex LLC or quoted on The NASDAQ Stock Market. Only companies with market capitalization greater than $100 million that have a daily average trading volume of at least 50,000 shares over the past six months are eligible for inclusion in the NYSE Arca Gold Miners Index.

For additional information about each Underlying, see the information set forth under “Fund Descriptions — The iShares® MSCI Brazil Index Fund” and “Fund Descriptions — The Market Vectors Gold Miners ETF” in the accompanying underlying supplement no. 1-I.

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CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 22-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes. Assuming this treatment is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service (the “IRS”) or a court may not respect this treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

Non-U.S. Holders - Additional Tax Consideration

Non-U.S. Holders should note that recently proposed Treasury regulations, if finalized in their current form, could impose a withholding tax at a rate of 30% (subject to reduction under an applicable income tax treaty) on amounts attributable to U.S.-source dividends (including, potentially, adjustments to account for extraordinary dividends) that are paid or “deemed paid” after December 31, 2012 under certain financial instruments, if certain other conditions are met. While significant aspects of the application of these proposed regulations to the notes are uncertain, if these proposed regulations were finalized in their current form, we (or other withholding agents) might determine that withholding is required with respect to notes held by a Non-U.S. Holder or that the Non-U.S. Holder must provide information to establish that withholding is not required. Non-U.S. Holders should consult their tax advisers regarding the potential application of these proposed regulations. If withholding is so required, we will not be required to pay any additional amounts with respect to amounts so withheld.

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-2

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in either or both of the Underlyings or any equity securities held by the Underlyings. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 22-I dated January 13, 2012 and the “Risk Factors” section of the accompanying underlying supplement no. 1-I dated November 14, 2011.

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YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. We will pay you your principal back at maturity only if a Knock-Out Event has not occurred or the Ending Underlying Level of each Underlying is greater than or equal to the Starting Underlying Level of that Underlying. If a Knock-Out Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of that Underlying, you will lose 1% of the principal amount of your notes for every 1% that the Ending Underlying Level of the Lesser Performing Underlying is less than its Starting Underlying Level. Accordingly, you could lose some or all of your principal amount at maturity.

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YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN — If a Knock-Out Event has not occurred, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Digital Return of 22.50%, regardless of any appreciation in the value of either Underlying, which may be significant.

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CREDIT RISK OF JPMORGAN CHASE & CO. — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.’s ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to adversely affect the value of the notes. If we were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.

In particular, one credit rating agency has downgraded our long-term senior debt rating, and another has placed us on negative watch for possible downgrade. These actions followed our disclosure on May 10, 2012, that our Chief Investment Office (which is part of our Corporate segment) has had, since the end of the first quarter of 2012, significant mark-to-market losses in our synthetic credit portfolio, partially offset by securities gains. These and any future losses may lead to heightened regulatory scrutiny and additional regulatory or legal proceedings against us, and may continue to adversely affect our credit ratings and credit spreads and, as a result, the market value of the notes. See “Recent Developments” in this term sheet; our quarterly report on Form 10-Q for the quarter ended March 31, 2012; and “Risk Factors — Risk Management — JPMorgan Chase’s framework for managing risks may not be effective in mitigating risk and loss to the Firm” in our annual report on Form 10-K for the year ended December 31, 2011 for further discussion.

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POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, our economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our business activities, including hedging and trading activities, could cause our economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to the Notes Generally” in the accompanying product supplement no. 22-I for additional information about these risks.

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YOU ARE EXPOSED TO THE RISK OF DECLINE IN THE VALUE OF EACH UNDERLYING — Your return on the notes and your payment at maturity is not linked to a basket consisting of the Underlyings. Your payment at maturity is contingent upon the performance of each individual Underlying such that you will be equally exposed to the risks related to both of the Underlyings. Poor performance by either of the Underlyings over the term of the notes may negatively affect your payment at maturity and will not be offset or mitigated by positive performance by the other Underlying. Accordingly, your investment is subject to the risk of decline in the closing price of one share of each Underlying.

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YOUR PAYMENT AT MATURITY MAY BE DETERMINED BY THE LESSER PERFORMING UNDERLYING — If a Knock-Out Event has occurred and the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of that Underlying, your payment at maturity will be determined by the Underlying with the worse performance on the Observation Date, and the notes may not return any of your initial investment. This will be true even if the Ending Underlying Level of the other Underlying is greater than or equal to its Starting Underlying Level. The two Underlyings’ respective performances may not be correlated and, as a result, if a Knock-Out Event has occurred, you may avoid a loss on your notes at maturity only if there is a broad-based rise in the performance of equities across diverse markets during the term of the notes.

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YOUR ABILITY TO RECEIVE THE DIGITAL RETURN OF 22.50% MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If, on any day during the Monitoring Period, the closing price of one share of either Underlying is less than the Starting Underlying Level of that Underlying by the applicable Buffer Amount, a Knock-Out Event will occur, and you will not be entitled to receive the Digital Return of 22.50% on the notes. Under these circumstances, you could lose some or all of the principal amount of your notes at maturity.

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-3

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THE BENEFIT PROVIDED BY THE BUFFER AMOUNT MAY TERMINATE ON ANY DAY DURING THE MONITORING PERIOD — If, on any day during the Monitoring Period, the closing price of one share of either Underlying is less than the Starting Underlying Level of that Underlying by the applicable Buffer Amount, you will be fully exposed to any depreciation in the Lesser Performing Underlying. We refer to this feature as a contingent buffer. Under these circumstances, and if the Ending Underlying Level of either Underlying is less than the Starting Underlying Level of that Underlying, you could lose some or all of your principal amount at maturity. You will be subject to this potential loss of principal even if the relevant Underlying subsequently recovers such that the closing price of one share of that Underlying is greater than or equal to the Starting Underlying Level of that Underlying or less than the Starting Underlying Level of that Underlying by less than the applicable Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes plus a return on your notes equal to the Digital Return. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.

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CERTAIN BUILT-IN COSTS ARE LIKELY TO AFFECT ADVERSELY THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this term sheet is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the estimated cost of hedging our obligations under the notes. As a result, and as a general matter, the price, if any, at which JPMS will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from the agent’s commission and hedging costs, including those referred to under “Many Economic and Market Factors Will Impact the Value of the Notes” below.

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

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VOLATILITY RISK — Greater expected volatility with respect to an Underlying indicates a greater likelihood as of the pricing date one share of that Underlying could close below its Starting Underlying Level by more than the applicable Buffer Amount on any day during the Monitoring Period. An Underlying’s volatility, however, can change significantly over the term of the notes. The closing price of one share of an Underlying could fall sharply on any day during the Monitoring Period, which could result in a significant loss of principal.

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THERE ARE RISKS ASSOCIATED WITH THE UNDERLYINGS — Although the Underlyings’ shares are listed for trading on the NYSE Arca and a number of similar products have been traded on NYSE Arca and other securities exchanges for varying periods of time, there is no assurance that an active trading market will continue for the shares of the Underlyings or that there will be liquidity in the trading market. The Underlyings are subject to management risk, which is the risk that the investment strategies of an Underlying’s investment adviser, the implementation of which is subject to a number of constraints, may not produce the intended results. These constraints could adversely affect the market prices of the shares of the Underlyings, and consequently, the value of the notes.

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DIFFERENCES BETWEEN THE UNDERLYINGS AND THEIR RESPECTIVE UNDERLYING INDICES — The Underlyings do not fully replicate their respective Underlying Indices and may hold securities not included in their respective Underlying Indices. In addition, their performance will reflect additional transaction costs and fees that are not included in the calculation of their respective Underlying Indices. All of these factors may lead to a lack of correlation between the Underlyings and their respective Underlying Indices. Moreover, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between an Underlying and its Underlying Index. Finally, because the shares of the Underlyings are traded on NYSE Arca, and are subject to market supply and investor demand, the market value of one share of an Underlying may differ from the net asset value per share of that Underlying. For all of the foregoing reasons, the performance of the Underlyings may not correlate with the performance of their respective Underlying Indices.

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NON-U.S. SECURITIES RISK — Some or all of the equity securities held by the Underlyings have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, government intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies. The prices of securities in foreign markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

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EMERGING MARKETS RISK — Some or all of the equity securities held by the Underlyings have been issued by non-U.S. companies located in emerging markets countries. Countries with emerging markets may have relatively unstable governments, may present the risks of nationalization of businesses, restrictions on foreign ownership and prohibitions on the repatriation of assets, and may have less protection of property rights than more developed countries. The economies of countries with emerging markets may be based on only a few industries, may be highly vulnerable to changes in local or global trade conditions, and may suffer from extreme and volatile

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-4

debt burdens or inflation rates. Local securities markets may trade a small number of securities and may be unable to respond effectively to increases in trading volume, potentially making prompt liquidation of holdings difficult or impossible at times. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Any of the foregoing could adversely affect the market value of shares of the Underlyings and the notes.

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THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Because the prices of the non-U.S. equity securities held by the Underlyings are converted into U.S. dollars for the purposes of calculating the net asset value of the Underlyings, holders of the notes will be exposed to currency exchange rate risk with respect to each of the currencies in which the non-U.S. equity securities held by the Underlyings trade. Your net exposure will depend on the extent to which such currencies strengthen or weaken against the U.S. dollar and the relative weight of non-U.S. equity securities denominated in those currencies in the Underlyings. If, taking into account the relevant weighting, the U.S. dollar strengthens against such currencies, the net asset value of the Underlyings will be adversely affected and the payment at maturity, if any, may be reduced. Of particular importance to potential currency exchange risk are:

—	existing and expected rates of inflation;
—	existing and expected interest rate levels;
—	the balance of payments; and
—	the extent of government surpluses or deficits in Brazil and the United States.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of issuing countries of such currencies and the United States and other countries important to international trade and finance.

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RISKS ASSOCIATED WITH THE GOLD AND SILVER MINING INDUSTRIES — All or substantially all of the equity securities held by the Market Vectors Gold Miners ETF are issued by gold or silver mining companies. Because the value of the notes is linked to the performance of the Market Vectors Gold Miners ETF, an investment in these notes will be concentrated in the gold and silver mining industries. Competitive pressures may have a significant effect on the financial condition of companies in these industries. Also, these companies are highly dependent on the price of gold or silver, as applicable. These prices fluctuate widely and may be affected by numerous factors. Factors affecting gold prices include economic factors, including, among other things, the structure of and confidence in the global monetary system, expectations of the future rate of inflation, the relative strength of, and confidence in, the U.S. dollar (the currency in which the price of gold is generally quoted), interest rates and gold borrowing and lending rates, and global or regional economic, financial, political, regulatory, judicial or other events. Factors affecting silver prices include general economic trends, technical developments, substitution issues and regulation, as well as specific factors including industrial and jewelry demand, expectations with respect to the rate of inflation, the relative strength of the U.S. dollar (the currency in which the price of silver is generally quoted) and other currencies, interest rates, central bank sales, forward sales by producers, global or regional political or economic events, and production costs and disruptions in major silver producing countries such as the United Mexican States and the Republic of Peru.

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LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.

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NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of shares of the Underlyings or the equity securities held by the Underlyings would have.

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HEDGING AND TRADING IN THE UNDERLYINGS — While the notes are outstanding, we or any of our affiliates may carry out hedging activities related to the notes, including instruments related to the Underlyings or the equity securities held by the Underlyings. We or our affiliates may also trade in the Underlyings or instruments related to the Underlyings or the equity securities held by the Underlyings from time to time. Any of these hedging or trading activities as of the pricing date and during the term of the notes could adversely affect our payment to you at maturity. It is possible that these hedging or trading activities could result in substantial returns for us or our affiliates while the value of the notes declines.

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THE ANTI-DILUTION PROTECTION FOR THE UNDERLYINGS IS LIMITED — The calculation agent will make adjustments to the Share Adjustment Factor for an Underlying for certain events affecting the shares of that Underlying. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of that Underlying. If an event occurs that does not require the calculation agent to make an adjustment, the value of the notes may be materially and adversely affected.

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-5

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MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the prices of the Underlyings on any day, the value of the notes will be impacted by a number of economic and market factors that may either offset or magnify each other, including:

—	whether a Knock-Out Event has occurred or is expected to occur;
—	the actual and expected volatility of the Underlyings;
—	the time to maturity of the notes;
—	the dividend rates on the Underlyings and the equity securities held by the Underlyings;
—	the expected positive or negative correlation between the Underlyings, or the expected absence of any such correlation;
—	interest and yield rates in the market generally;
—	a variety of economic, financial, political, regulatory and judicial events;
—	the occurrence of certain events to the Underlyings that may or may not require an adjustment to the Share Adjustment Factors; and
—	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-6

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Lesser Performing Underlying?

The following table and examples illustrate the hypothetical total return on the notes at maturity. The “note total return” as used in this term sheet is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The table and examples below assume that the Lesser Performing Underlying is the iShares® MSCI Brazil Index Fund. We make no representation or warranty as to which of the Underlyings will be the Lesser Performing Underlying for purposes of calculating your actual payment at maturity. In addition, the following table and examples assume a Starting Underlying Level for the Lesser Performing Underlying of $50.00 and reflect the Digital Return of 22.50% and the Buffer Amount of 40.00%. Each hypothetical total return or total payment set forth below is for illustrative purposes only and may not be the actual total return or total payment applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

		Knock-Out Event Has Not Occurred (1)		Knock-Out Event Has Occurred (1)

Ending Underlying Level	Lesser Performing Underlying Return	Note Total Return	Total Payment at Maturity	Note Total Return	Total Payment at Maturity
$90.000	80.00%	22.50%	$1,225.00	0.00%	$1,000.00
$82.500	65.00%	22.50%	$1,225.00	0.00%	$1,000.00
$75.000	50.00%	22.50%	$1,225.00	0.00%	$1,000.00
$70.000	40.00%	22.50%	$1,225.00	0.00%	$1,000.00
$65.000	30.00%	22.50%	$1,225.00	0.00%	$1,000.00
$60.000	20.00%	22.50%	$1,225.00	0.00%	$1,000.00
$55.000	10.00%	22.50%	$1,225.00	0.00%	$1,000.00
$52.500	5.00%	22.50%	$1,225.00	0.00%	$1,000.00
$50.000	0.00%	22.50%	$1,225.00	0.00%	$1,000.00
$47.500	-5.00%	22.50%	$1,225.00	-5.00%	$950.00
$45.000	-10.00%	22.50%	$1,225.00	-10.00%	$900.00
$40.000	-20.00%	22.50%	$1,225.00	-20.00%	$800.00
$35.000	-30.00%	22.50%	$1,225.00	-30.00%	$700.00
$30.000	-40.00%	22.50%	$1,225.00	-40.00%	$600.00
$29.995	-40.01%	N/A	N/A	-40.01%	$599.90
$25.000	-50.00%	N/A	N/A	-50.00%	$500.00
$20.000	-60.00%	N/A	N/A	-60.00%	$400.00
$15.000	-70.00%	N/A	N/A	-70.00%	$300.00
$10.000	-80.00%	N/A	N/A	-80.00%	$200.00
$5.000	-90.00%	N/A	N/A	-90.00%	$100.00
$0.000	-100.00%	N/A	N/A	-100.00%	$0.00
(1)	A Knock-Out Event occurs if the closing price of one share of either Underlying is less than the Starting Underlying Level of that Underlying by more than 40% on any day during the Monitoring Period.

The following examples illustrate how a total payment set forth in the table above is calculated.

Example 1: A Knock-Out Event has not occurred and the price of the Lesser Performing Underlying increases from the Starting Underlying Level of $50.00 to an Ending Underlying Level of $55.00. Because a Knock-Out Event has not occurred, the investor is entitled to the Digital Return and receives a payment at maturity of $1,225 per $1,000 principal amount note, which represents the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 × 22.50%) = $1,225

Example 2: A Knock-Out Event has not occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $50.00 to an Ending Underlying Level of $40.00. Even though the Ending Underlying Level of the Lesser Performing Underlying of $40.00 is less than its Starting Underlying Level of $50.00, because a Knock-Out Event has not occurred, the investor is entitled to the Digital Return and receives a payment at maturity of $1,225 per $1,000 principal amount note, which represents the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 × 22.50%) = $1,225

Example 3: A Knock-Out Event has not occurred and the price of the Lesser Performing Underlying increases from the Starting Underlying Level of $50.00 to an Ending Underlying Level of $75.00. Because a Knock-Out Event has not occurred and although the Lesser Performing Underlying Return of 50% is greater than the Digital Return of 22.50%, the investor is entitled to only the Digital Return and receives a payment at maturity of $1,225 per $1,000 principal amount note, which represents the maximum payment on the notes, calculated as follows:

$1,000 + ($1,000 × 22.50%) = $1,225

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-7

Example 4: A Knock-Out Event has occurred and the price of the Lesser Performing Underlying increases from the Starting Underlying Level of $50.00 to an Ending Underlying Level of $55.00. Because a Knock-Out Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $55.00 is greater than its Starting Underlying Level of $50.00 and even though the Lesser Performing Underlying Return is 10.00%, the investor is entitled to only the principal amount of the notes at maturity.

Example 5: A Knock-Out Event has occurred and the price of the Lesser Performing Underlying decreases from the Starting Underlying Level of $50.00 to an Ending Underlying Level of $25.00. Because a Knock-Out Event has occurred and the Ending Underlying Level of the Lesser Performing Underlying of $25.00 is less than its Starting Underlying Level of $50.00, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50.00%) = $500

The hypothetical returns and hypothetical payouts on the notes shown above do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payouts shown above would likely be lower.

Historical Information

The following graphs show the historical weekly performance of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF from January 5, 2007 through May 18, 2012. The closing price of one share of the iShares® MSCI Brazil Index Fund on May 18, 2012 was $51.54. The closing price of one share of the Market Vectors Gold Miners ETF on May 18, 2012 was $41.62.

We obtained the various closing prices of one share of the Underlyings below from Bloomberg Financial Markets, without independent verification. The historical prices of each Underlying should not be taken as an indication of future performance, and no assurance can be given as to the closing price of one share of either Underlying on the pricing date, the Observation Date or any day during the Monitoring Period. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your initial investment. We make no representation as to the amount of dividends, if any, that the Funds or the equity securities held by the Funds will pay in the future. In any event, as an investor in the notes, you will not be entitled to receive dividends, if any, that may be payable on the Funds or the equity securities held by the Funds.

JPMorgan Structured Investments — Knock-Out Digital Notes Linked to the Lesser Performing of the iShares® MSCI Brazil Index Fund and the Market Vectors Gold Miners ETF	TS-8